Report on Termination of Merger between KT and KT Freetel

I. Key events
1. January 20, 2009 : Resolution to merge by board of directors
2. January 20, 2009 : Merger contract and submission of merger report
3. March 27, 2009 : Extraordinary general meeting of shareholders for approval of merger
4. March 28, 2009 : Public notice of submission of KT Freetel shares and creditor protection procedures
5. April 16, 2009 : End of period for exercising appraisal rights
6. April 30, 2009 : Termination of creditor protection procedures
7. May 29, 2009 : End of submission period of KT Freetel shares
8. June 1, 2009 : Merger date
9. June 22, 2009 : Exchange date of KT Freetel shares
10. June 23, 2009 : Listing of new shares

II. Change in major shareholder

(unit : share, %)

Shareholder	Type	Before merger		After merger
		Number of	Percent of issued	Number of	Percent of issued
		shares	shares	shares	shares
National Pension Service	Common stock	20,772,665	7.98	23,593,805	9.04%

*The above number of shares before merger is based upon National Pension Service’s disclosure filed with the Financial Services Commission on April, 7, 2009
**The above number of shares after merger is calculated by adding National Pension Service ownership on KTF as of February 5, 2009 (3,922,426 shares) converted into KT Corporation shares according to the merger exchange ratio (2,821,140 shares)

III. Appraisal Rights
1. Appraisal price
A. KT Corporation common stock

Appraisal price (won)	38,535
- Calculation basis	Securities and Exchange Act 84-9-2
- Dissenting shareholders	(note 1)

	Price (won)	Period
(1) Two month daily closing price weighted average	36,687	Nov. 20, 2008~Jan. 19, 2009
(2) One month daily closing price weighted average	39,401	Dec. 20, 2008~Jan. 19, 2009
(3) One week daily closing price weighted average	39,516	Jan. 31, 2009~Jan. 19, 2009
Appraisal Price(arithmetic average of (1), (2), and (3)	38,535

B. KT Corporation common stock

Appraisal price (won)	29,284
- Calculation basis	Korea Securities and Exchange Act 84-9-2
- Dissenting shareholders	(note 1)

	Price (won)	Period
(1) Two month daily closing price weighted average	29,567	Nov. 20, 2008~Jan. 19, 2009
(2) One month daily closing price weighted average	29,548	Dec. 20, 2008~Jan. 19, 2009
(3) One week daily closing price weighted average	28,738	Jan. 31, 2009~Jan. 19, 2009
Appraisal Price(arithmetic average of (1), (2), and (3)	29,284

(note 1)
Under the Financial Investment Services and Capital Markets Act (clause 7) matters regarding adjustment of share purchase price will be pursuant to act 165-5-3 of the Financial Investment Services and Capital Markets Act. Therefore , any dissenting shareholder of KT Corporation or KT Freetel, as the case may be, may request a court to adjust the appraisal price.

2. Details of requested appraisals
A. KT Corporation

Number of shareholders	Date of appraisal	Number of shares
171 shareholders	Mar. 27, 2009~Apr. 16, 2009	451,038

B. KT Freetel

Number of shareholders	Date of appraisal	Number of shares
4,565 shareholders	Mar. 27, 2009~Apr. 16, 2009	9,577,753

*5,500shares (2 shareholders) have not been purchased since there has been a request to court for adjustment of the appraisal price

3. Date of purchase
- KT Corporation : May 15, 2009
- KT Freetel : May 14, 2009

4. Source of capital for share purchase
- KT Corporation : self financed
- KT Freetel : self financed and debt financed

5. Treatment of purchased shares
Will be disposed within three years pursuant to Act 176-7 of the Enforcement Decree of the Financial Investment Services and Capital Market Act

IV. Creditor Protection Procedures
After implementing the creditor protection procedures in connection with the merger there were no creditors objecting to the merger between KT Corporation and KT Freetel.

V. Legal Proceedings
As of the merger date there are no court proceedings that may have a material adverse effect on the merger.

VI. Matters related to issuance of new shares
1. Shares to be exchanged : KT Freetel shareholders registered in the book of records as of the merger date.
2. Details of exchange : 700,108 shares of KT Corporation new shares, 45,629,485 of KT Corporation treasury shares
3. Method of exchange : 0.7192335 shares of KT Corporation for each KT Freetel share
4. Fractional shares : Common stockholders of KT Freetel will receive cash, calculated based on the closing price of the KT Corporation common stock as of the date the shares of KT Corporation common stock to be newly issued and delivered to the KT Freetel common stockholders will be listed on the Stock Market Division of the Korea Exchange(June 23, 2009), in lieu of any fractional shares they would otherwise be entitled to receive.
* Final number of treasury shares is subject to change due to number of fractional shares that may occur in the exchange process